19MAG MILE CAPITAL, INC.

1141 W. Randolph St.

Suite 200

Chicago, IL. 60607

April 26, 2024

Via Edgar Correspondence

Austin Pattan, Esq.

Staff Attorney

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Mag Mile Capital, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 8, 2024
File No. 333-274354

Dear Mr. Pattan:

Mag Mile Capital, Inc. (the “Company”) is transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 18, 2024, with respect to the registration statement on Form S-1 (File No. 333-274354) that was submitted to the Commission on September 6, 2023, and amended by Amendment No. 1 filed on December 13, 2023, Amendment No. 2 filed February 14, 2024, and Amendment No. 3 filed on March 8, 2024 (the “Registration Statement”). This letter is being submitted together with the filing of the Company’s Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”). The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comments are presented in bold italics.

Amendment No. 4 to Registration Statement on Form S-1

Financial Statements, page F-1

1. We note that you had net losses in 2021 and for the nine months ended September 30, 2023. Please tell us whether you expect to report net income for the year ended December 31, 2023. If so, please explain the basis for your belief in light of the net loss of $2.7 million for the nine month period ended September 30, 2023. If not, please provide updated audited financial statements for the year ended December 31, 2023, as required pursuant to Rule 8-08(b) of Regulation S-X.

Response: We had a net loss for the year ended December 31, 2023, and have provided updated audited financial statements for the year ended December 31, 2023.

Austin Pattan, Esq.

April 26, 2024

General

2. You state that the common stock qualifies “only for proprietary broker-dealer quotations on the Expert Market.” Please add a risk factor disclosing the specific reasons why your stock is being quoted only on the Expert Market, the uncertainties and risks to shareholders and the impact on the liquidity of the shares being offered for resale. Clarify, if true, that the quotations in the Expert Market are restricted from public viewing and that only broker-dealers and professional or sophisticated investors are permitted to view quotations in Expert Market securities.

Response. Since our common stock is eligible for “Unsolicited Quotes Only” we have added a risk factor to state that such stocks have a higher risk of wider spreads, increased volatility and price dislocations and that investors may have difficulty selling this stock.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at rshah@magmilecapital.com.

Sincerely,

/s/ Rushi Shah
Rushi Shah, President and CEO

Cc: Ernest M. Stern, Esq., Culhane Meadows PLLC

Encl.